CYBIN INC.
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025
(UNAUDITED)

TO OUR SHAREHOLDERS
The accompanying unaudited condensed interim consolidated financial statements of Cybin Inc. ("Cybin") have been prepared by and are the responsibility of Cybin's management in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB''). These unaudited condensed interim consolidated financial statements do not include all the information and notes required by IFRS Accounting Standards ("IFRS'') for annual financial statements and should be read in conjunction with Cybin’s annual financial statements and notes for the year ended March 31, 2025, which are available on SEDAR+ at www.sedarplus.com.

CYBIN INC. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (All amounts expressed in thousands of United States dollars) (Unaudited)

As at	Notes	September 30, 2025	March 31, 2025
			Restated - Note 2
ASSETS
Current
Cash		83,752	93,922
Accounts receivable		4,735	4,094
Prepaid expenses		24,422	15,412
Other current assets		1,672	2,024

Total Current Assets		114,581	115,452

Non-current
Equipment	3	125	98
Intangible assets	4	30,029	28,532
Goodwill	5	36,511	35,815

Total Non-Current Assets		66,665	64,445

TOTAL ASSETS		181,246	179,897

LIABILITIES
Current
Accounts payable and accrued liabilities		13,362	14,900

Total Current Liabilities		13,362	14,900

Non-current
Convertible Debentures	6	28,888	—

Total Non-Current Liabilities		28,888	—

TOTAL LIABILITIES		42,250	14,900

SHAREHOLDERS' EQUITY
Share capital	7	353,587	344,949
Contributed surplus		32,153	32,626
Options reserve	7	33,198	36,262
Warrants reserve	7	19,194	20,493
Accumulated other comprehensive income (loss)		736	(13,940)
Deficit		(299,872)	(255,393)

TOTAL SHAREHOLDERS' EQUITY		138,996	164,997

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		181,246	179,897
Corporate information (note 1); Material accounting policy information and basis of preparation (note 2); Contracts, commitments and contingencies (note 11); Subsequent events (note 14)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.
These condensed interim consolidated financial statements were approved for issue on November 12, 2025 by the board of directors and signed on its behalf by:
/s/ Paul Glavine Director                                 /s/ Eric So Director

CYBIN INC. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS (All amounts expressed in thousands of United States dollars, except share and per share amounts) (Unaudited)

		For the three months ended September 30,		For the six months ended September 30,
	Notes	2025	2024	2025	2024
			Restated - Note 2		Restated - Note 2
EXPENSES
Research	9	18,850	6,682	33,845	12,559
General and administrative costs	10	9,667	11,493	18,543	17,561
Share-based compensation	7	377	24,530	1,130	27,434

TOTAL EXPENSES		28,894	42,705	53,518	57,554

OTHER INCOME (EXPENSES)
Foreign currency translation gain (loss)		(755)	(1,478)	1,189	972
Interest income		1,065	2,256	2,020	3,821
Other income		—	—	29	—
Debt issuance costs	6	—	—	(2,917)	—
Fair value loss on financial instruments	6	(5,138)	—	(5,138)	—
TOTAL OTHER INCOME (EXPENSES)		(4,828)	778	(4,817)	4,793

NET LOSS FOR THE PERIOD		(33,722)	(41,927)	(58,335)	(52,761)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation differences for foreign operations		(196)	2,067	294	(888)
COMPREHENSIVE LOSS FOR THE PERIOD		(33,918)	(39,860)	(58,041)	(53,649)

Basic loss per share for the period		(1.39)	(2.10)	(2.50)	(2.64)
Weighted average number of common shares outstanding - basic		24,205,871	20,001,406	23,308,465	20,001,406
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

CYBIN INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the six-month periods ended September 30, 2025 and 2024
(All amounts expressed in thousands of United States dollars, except share amounts)
(Unaudited)

		Share capital		Reserves
	Note	Number of shares	Amount	Warrants	Options	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Total
		#	$	$	$	$	$	$	$
Balance as at March 31, 2024 - Restated - Note 2		20,001,404	331,000	19,060	30,283	8,756	(173,786)	132	215,445
Adjustment for fractional shares upon share consolidation	7	2
Share issuance costs	7	—	(314)	—	—	—	—	—	(314)
Options cancelled	7	—	—	—	(23,435)	23,435	—	—	—
Share-based compensation	7	—	—	1,433	26,001	—	—	—	27,434
Unrealized loss on translation of foreign operations		—	—	—	—	—	—	(888)	(888)
Net loss for the period		—	—	—	—	—	(52,761)	—	(52,761)
Balance as at September 30, 2024		20,001,406	330,686	20,493	32,849	32,191	(226,547)	(756)	188,916

Balance as at March 31,2025 - Restated - Note 2		21,610,704	344,949	20,493	36,262	32,626	(255,393)	(13,940)	164,997
Foreign exchange impact of change in functional currency	2	—	(21,936)	(1,299)	(3,272)	(1,731)	13,856	14,382	—
At-the-market offering - net of share issuance costs	7	1,422,423	10,133	—	—	—	—	—	10,133
Conversion of High Trail - net of share issuance costs	6, 7	3,069,555	20,724	—	—	—	—	—	20,724
Class B shares cancellation	7	(9,496)	(373)	—	—	373	—	—	—
Options exercised	7	7,894	90	—	(37)	—	—	—	53
Options forfeited/expired	7	—	—	—	(885)	885	—	—	—
Share-based compensation	7	—	—	—	1,130	—	—	—	1,130
Unrealized gain on translation of foreign operations	7	—	—	—	—	—	—	294	294
Net loss for the period		—	—	—	—	—	(58,335)	—	(58,335)
Balance as at September 30, 2025		26,101,080	353,587	19,194	33,198	32,153	(299,872)	736	138,996

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

CYBIN INC. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (All amounts expressed in thousands of United States dollars) (Unaudited)

		For the six months ended September 30,
	Notes	2025	2024
			Restated - Note 2
OPERATING ACTIVITIES
Net loss for the period		(58,335)	(52,761)
Adjustments for items not affecting cash:
Depreciation and amortization	3, 4	67	206
Share-based compensation	7	1,130	27,434
Lease interest accretion		—	4
Gain on sale of lab equipment	3	(7)	—
Fair value loss on financial instruments	6	5,138	—
Unrealized foreign currency translation		(1,189)	(972)
		(53,196)	(26,089)
Net changes in non-cash working capital items:
Accounts receivable		(641)	(775)
Prepaid expenses		(9,010)	(10,683)
Other current assets		352	418
Accounts payable and accrued liabilities		(1,538)	(1,873)
Net cash flows used in operating activities		(64,033)	(39,002)

INVESTING ACTIVITIES
Purchase of equipment and intangible assets	3, 4	(667)	(424)
Proceeds received from sale of lab equipment	3	10	—
Net cash flows used in investing activities		(657)	(424)

FINANCING ACTIVITIES
Proceeds received on issuance of Convertible Debentures	6	44,500	—
Proceeds on issuance of common shares, net	7	10,133	—
Share issuance costs	7	(26)	(314)
Options exercised	7	53	—
Lease payments		—	(129)
Net cash flows provided by (used in) financing activities		54,660	(443)
Effects of exchange rate changes on cash		(140)	(51)

Net increase (decrease) in cash		(10,170)	(39,920)
Cash, beginning of period		93,922	154,238
Cash, end of period		83,752	114,318
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)
(Unaudited)

1.    CORPORATE INFORMATION
Cybin Inc. (“Cybin”), was incorporated under the Business Corporations Act (British Columbia) on October 13, 2016. These consolidated financial statements include the accounts of Cybin’s six subsidiaries (together with Cybin, the “Company”): Cybin Corp., Cybin US Holdings Inc. (“Cybin US”), Adelia Therapeutics Inc. (“Adelia”) Cybin IRL Limited (“Cybin IRL”) , Cybin UK Ltd and Cybin International Limited ("Cybin International"). Cybin’s head office, principal address and registered address and records office is 100 King Street West, Suite 5600, Toronto, Ontario M5X 1C9. The Company acquired Small Pharma Inc. and its subsidiary Small Pharma Ltd. on October 23, 2023. On April 1, 2024, Small Pharma Inc. was amalgamated with Cybin Corp. and continued as Cybin Corp. Effective on December 16, 2023, Small Pharma Ltd.'s name was changed to Cybin UK Ltd.
Effective June 4, 2025, the Company completed the formal dissolution of the wholly-owned subsidiaries Natures Journey Inc. ("Journey") and Serenity Life Sciences Inc. ("Serenity"). These entities were non-operational prior to their dissolution and had no material impact on the Company’s condensed interim consolidated financial statements. Cybin International Limited ("Cybin International") was incorporated on September 1, 2025, and is a wholly-owned subsidiary of Cybin Corp.
The Company is a clinical-stage neuropsychiatric company focused on advancing therapies, delivery mechanisms, novel compounds and protocols as potential treatments for various psychiatric and neurological conditions. The Company is developing technologies and delivery systems aimed at improving the pharmacokinetics of its proprietary molecules while retaining the therapeutic benefit. These new molecules and delivery systems are expected to be studied through clinical trials to confirm safety and efficacy.
These condensed interim consolidated financial statements as at, and for the three and six months ended September 30, 2025 were approved and authorized for issue by the board of directors on November 12, 2025.
Stock exchange listings
Cybin’s common shares (the “Common Shares”) are listed for trading on Cboe Canada Inc. (“Cboe Canada") and NYSE American LLC ("NYSE American") under the symbol “CYBN” and on the Frankfurt Stock Exchange under the symbol “R7E1”.

Share consolidation
On September 19, 2024, the Company consolidated its outstanding Common Shares on the basis of one new Common Share for every 38 previously existing Common Shares (the "Consolidation"). As a result, the number of Common Shares, warrants, options and earnings per share presented in these condensed interim consolidated financial statements have been restated retrospectively to reflect the Consolidation.
2.    MATERIAL ACCOUNTING POLICY INFORMATION AND BASIS OF PREPARATION

Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”. Accordingly, certain information and

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those otherwise stated in CAD, Euros and Great Britain pounds which are in thousands.)

footnote disclosure normally included in annual financial statements prepared in accordance with IFRS Accounting Standards (“IFRS”) have been omitted or condensed.

The accounting policies adopted in the preparation of the condensed interim consolidated financial statements are consistent with those set out in note 2 “Significant accounting policies and basis of preparation” of the Company’s annual consolidated financial statements for the year ended March 31, 2025.

These condensed interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended March 31, 2025.

Basis of measurement

These condensed interim consolidated financial statements have been prepared on a going concern basis, under the historical cost convention, except for certain financial instruments classified at fair value upon initial recognition.

Functional and presentation currency
These condensed interim consolidated financial statements are presented in United States dollars ("$", "U.S. Dollars" or "USD"), the Company’s new presentation currency. The subsidiaries’ functional currencies as of April 1, 2025 are as follows:

Entity	Currency	Ownership
Cybin Corp.	U.S. dollars	100%
Journey[1]	Canadian dollars	100%
Serenity[1]	Canadian dollars	100%
Cybin US	U.S. dollars	100%
Adelia	U.S. dollars	100%
Cybin IRL	U.S. dollars	100%
Cybin UK Ltd.	Great Britain pounds	100%
Cybin International[2]	U.S. dollars	100%
1 Effective June 4, 2025, the Company completed the formal dissolution of this wholly-owned subsidiary
2 Cybin International was incorporated on September 1, 2025

Change in presentation currency
Effective April 1, 2025, the Company changed its presentation currency from Canadian dollars ("C$" or "CAD") to USD to better reflect the Company's operations, align with the currency in which the majority of cash based expenses are denominated, and improve comparability of its financial results with other publicly traded businesses in the industry. In accordance with IAS 21.39, prior-period comparative financial statement amounts have been translated as follows:
•Assets and liabilities at comparative balance sheet dates were translated at the closing rate on those dates.
•Income and expense items for prior periods were translated using the average rate for the respective periods.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those otherwise stated in CAD, Euros and Great Britain pounds which are in thousands.)

•Equity transactions were translated at the historical rates on the dates they occurred.
These adjustments are for presentation purposes only and did not result in a restatement of previously issued Canadian dollar financial statements.

Change in functional currency
The functional currency of a company is the currency of the primary economic environment in which the company operates. The presentation currency for a company is the currency in which the company chooses to present its financial statements.
Effective April 1, 2025, the Company changed the functional currency of Cybin Inc., Cybin Corp., and Cybin US (the "Affected Entities") from Canadian dollars to United States dollars. This change was driven by a shift in the primary economic environment in which these entities operate, including changes in the currency of underlying transactions such as purchases, and financing activities.
In accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates, the change in functional currency has been applied prospectively from April 1, 2025, and on that date:
•All assets, liabilities, and equity balances were translated from CAD to USD using the spot exchange rate on the date of change (1 CAD = 0.6956 USD).
•No retrospective restatement of prior-period comparatives was performed in the Company’s books and records.
•From April 1, 2025 onward, all transactions in Cybin Inc., Cybin Corp., and Cybin US are recorded in USD, and the USD is now the primary currency used for measurement and financial reporting.

As a result of the change in functional currency, equity balances that had been translated at historical rates as a result of the change in presentation currency, were revised on April 1, 2025, for the Affected Entities, to reflect the exchange rate on the date of the functional currency change. The resulting impact is presented in the condensed interim consolidated statement of changes of equity as "Foreign exchange impact from change in functional currency".

Material accounting policy information
These condensed interim consolidated financial statements have been prepared using the same accounting policies and methods as those used in the Company’s annual consolidated financial statements for the year ended March 31, 2025.
Use of significant estimates and assumptions
The preparation of financial statements in accordance with IAS 34 requires the use of certain significant estimates and assumptions. It also requires management to exercise judgment when applying the Company’s accounting policies. For the six months ended September 30, 2025, the Company introduced new significant estimates and assumptions related to the valuation of convertible debentures.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those otherwise stated in CAD, Euros and Great Britain pounds which are in thousands.)

The Company measures the fair value of its convertible debentures at fair value through profit and loss using a discounted cash flow model for the debt component and Black Scholes pricing model with an embedded Monte Carlo simulation to calculate the conversions component fair value. Key assumptions used in the models include the risk free interest rate, stock volatility, and the price per Common Share, as well as certain unobservable inputs including forecasted price per Common Share and the five day average volume weighted average price ("VWAP'), expected timing and amount of conversions that will occur over the course of the convertible debentures' maturity. Changes to these inputs and assumptions could have a significant impact on the measurement of the convertible debentures.

Except as noted above, there have been no material changes to the critical accounting estimates and judgments set out in note 3 of the Company’s annual consolidated financial statements for the year ended March 31, 2025.

New standards and interpretations not yet adopted
IFRS 18, Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18 that is to replace IAS 1, Presentation of Financial Statements. The new standard aims to improve the quality of financial reporting by: (i) requiring defined subtotals in the statement of profit or loss; (ii) requiring disclosure about management defined performance measures; and (iii) adding new principles for aggregation and disaggregation of information. The standard is effective for the annual reporting periods beginning on or after January 1, 2027, with early application permitted. The Company is in the process of assessing the impact of this new standard on its consolidated financial statements.

IFRS 9, Financial Instruments (“IFRS 9”) and IFRS 7, Financial Instruments: Disclosures (“IFRS 7”)

In May 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7 in response to practical implementation issues and to introduce new requirements applicable to both financial institutions and corporate entities. These amendments aim to enhance the clarity and consistency of financial reporting for various types of financial instruments and their related disclosures by (i) clarifying the date of recognition and derecognition for certain financial assets and liabilities, including a new exception for financial liabilities settled through an electronic cash transfer system (ii) providing help to determine whether a financial asset meets the Solely Payments of Principal and Interest criterion (iii) introducing new disclosures for instruments with contractual terms that may alter cash flows, such as financial instruments linked to the achievement of environmental, social, and governance targets, and (iv) updating the disclosure requirements for equity instruments designated at fair value through other comprehensive income. The new standard is to be effective for annual periods beginning on or after January 1, 2026. The Company is in the process of assessing the impact of the standard on the consolidated financial statements.

All other IFRSs and amendments issued but not yet effective have been assessed by the Company and are not expected to have a material impact on the Company’s consolidated financial statements.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those otherwise stated in CAD, Euros and Great Britain pounds which are in thousands.)

3.    EQUIPMENT

	Lab Equipment	Computer Equipment	Total
Cost	$	$	$
Balance as at March 31, 2025 - Restated - Note 2	477	210	687
Additions	—	79	79
Lap equipment disposal	(46)	—	(46)
Balance as at September 30, 2025	431	289	720

Accumulated Depreciation
Balance as at March 31, 2025 - Restated - Note 2	408	181	589
Depreciation charge	35	14	49
Lap equipment disposal	(43)	—	(43)
Balance as at September 30, 2025	400	195	595

Net book value as at March 31, 2025 - Restated - Note 2	69	29	98
Net book value as at September 30, 2025	31	94	125
During the six months ended September 30, 2025, the Company disposed of lab equipment with a carrying amount of $3 for proceeds of $10, resulting in a gain of $7 recognized in the condensed interim consolidated statement of loss and comprehensive loss as "Other income".
4.    INTANGIBLE ASSETS

	IP Research & Development	Patents	License	Software	Total
Cost	$	$	$	$	$
Balance as at March 31, 2025 - Restated - Note 2	24,938	2,639	1,019	51	28,647
Additions	—	588	—	—	588
Effect of foreign exchange	903	24	—	—	927
Balance as at September 30, 2025	25,841	3,251	1,019	51	30,162

Accumulated Amortization
Balance as at March 31, 2025 - Restated - Note 2	—	—	68	47	115
Amortization charge	—	—	14	4	18
Balance as at September 30, 2025	—	—	82	51	133

Net book value as at March 31, 2025 - Restated - Note 2	24,938	2,639	951	4	28,532
Net book value as at September 30, 2025	25,841	3,251	937	—	30,029

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those otherwise stated in CAD, Euros and Great Britain pounds which are in thousands.)

5. GOODWILL

Goodwill is recognized at the acquisition date when total consideration exceeds the net identifiable assets acquired.

Cost	$
Balance as at March 31, 2025 - Restated - Note 2	35,815
Effect of foreign exchange	696
Balance as at September 30, 2025	36,511

6.    CONVERTIBLE DEBENTURES

On June 30, 2025, the Company entered into a securities purchase agreement (the “SPA”) with High Trail Special Situations LLC (“High Trail”), pursuant to which the Company agreed to issue to High Trail up to $500,000 of unsecured convertible debentures (the “Convertible Debentures”). The sale and issuance of Convertible Debentures with a principal amount of $50,000 was completed on June 30, 2025 (the "Initial Issuance Date").

The Convertible Debentures have a two-year term (the “Convertible Debenture Term”). On closing, the Company pre-paid guaranteed interest of $5,500, equal to 11% of the principal for the Convertible Debenture Term (the equivalent of 5.5% per annum). Upon the occurrence of an event of default, interest would increase to 18% per annum on the outstanding principal balance.

Subject to the terms of the SPA and the Convertible Debentures, High Trail is to be entitled to convert the principal amount and accrued and unpaid interest, if any, in whole or in part, from time to time, into Common Shares at a conversion price per Common Share equal to the lower of (a) $10.92, which is equal to 130% VWAP of the Common Shares on the day prior to the Initial Issuance Date or (b) the VWAP of the Common Shares during the five trading days immediately prior to conversion.

The Company, in its sole discretion, may prepay any outstanding amount under the Convertible Debentures, in whole or in part, in cash by providing High Trail with advance written notice prior to such prepayment. The prepayment is to include, (i) if paid during the first year after closing, a 5% premium on the amount of the prepayment or (ii) if paid during the second year after closing, a 3% premium on the amount of the prepayment.

The terms of the Convertible Debentures restrict the conversion of Convertible Debentures by High Trail if such a conversion or exercise would cause High Trail, together with any affiliate thereof, to beneficially own in excess of 4.99% of the number of Common Shares outstanding immediately after giving effect to such conversion.

The Convertible Debentures qualifies as a hybrid financial instrument under IFRS 9. The embedded conversion feature does not meet the ‘fixed-for-fixed’ criterion under IAS 32, and therefore the instrument does not qualify for any equity classification, until conversion occurs. Additionally, the embedded derivative could not be separated from the host contract due to the interdependence of their contractual cash flows. As a result, in accordance with IFRS 9 – Financial Instruments, the entire instrument has been classified as a financial liability

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those otherwise stated in CAD, Euros and Great Britain pounds which are in thousands.)

at fair value through profit or loss ("FVTPL"). The liability is therefore measured at fair value at each reporting date, with any changes in fair value recognized in profit or loss.

The fair value of the Convertible Debentures was determined using a valuation model that incorporates observable inputs such as the risk free interest rate, stock volatility, and the price per Common Share, as well as certain unobservable inputs including forecasted share price and five day VWAP, expected timing and amount of conversions that will occur over the course of the Convertible Debentures' maturity. The Company used a Monte Carlo simulation to forecast the price per Common Share throughout the conversion period. On the Initial Issuance Date, the fair value of the Convertible Debentures was determined to be $45,700 (the "Fair Value"). Key assumptions used in determining the Fair Value include a discount rate of approximately 20% and volatility of approximately 67.5%. The net cash received on issuance was $44,500 (the "Transaction Price"), representing the principal amount of $50,000 less pre-paid guaranteed interest of $5,500. The difference between the Fair Value and the Transaction Price resulted in a deferred day 1 loss of $1,200, which was unrecognized on the Initial Issuance Date and as at June 30, 2025. The day 1 loss is not recognized at initial recognition because the Fair Value of the Convertible Debentures is based on a valuation technique where not all the inputs are observable. This deferred day 1 loss is recognized in net loss over time, to the extent that it arises from changes in factors that market participants would consider when pricing the Convertible Debentures, such as the passage of time and the conversion of the Convertible Debentures into Common Shares. The future changes in fair value, including the recognition of the deferred day 1 loss, are recognized in the condensed interim consolidated statements of loss and comprehensive loss as “Fair value loss on financial instruments”.

In connection with the issuance of the Convertible Debentures, the Company incurred debt issuance costs of $2,917, which is composed of placement agent fees, advisory fees and other professional fees directly attributable to the issuance of the Convertible Debentures. The debt issuance costs have been expensed as incurred in accordance with IFRS 9 for financial liabilities that are measured at FVTPL and are presented in the condensed interim consolidated statements of loss and comprehensive loss as "Debt issuance costs".

During the three and six month periods ended September 30, 2025, High Trail converted $20,750 of the Convertible Debentures into 3,069,555 Common Shares at an average conversion price of $6.7599 which represented the VWAP of the Common Shares for the five trading days immediately prior to each conversion. As per IFRS, the conversions were accounted for as extinguishments of the Convertible Debenture. The principal converted was derecognized from the note and share capital increased correspondingly. Common Share issuance costs related to conversion of the Convertible Debentures for the period were $26. As of September 30, 2025, the remaining principal balance of the Convertible Debentures was $29,250.

During the three and six months ended September 30, 2025, a total of $674 of the deferred Day 1 loss was recognized in the condensed interim consolidated statements of loss and comprehensive loss within “Fair value loss on financial instruments” The remaining unrecognized portion of the Day 1 loss as at September 30, 2025, was $526.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those otherwise stated in CAD, Euros and Great Britain pounds which are in thousands.)

$
Unrecognized Day 1 loss at June 30, 2025	1,200
Recognized in profit or loss during the period	(674)
Unrecognized Day 1 loss at September 30, 2025	526

As at September 30, 2025, the fair value of the Convertible Debentures was determined to be $29,414. Key assumptions used in determining the fair value as at September 30, 2025, include a discount rate of approximately 20% and a volatility rate of approximately 73.5%. The Company also updated its Monte Carlo simulation to account for current Common Share prices and adjusted the expected conversion period based on the actual conversion pattern to date. As at September 30, 2025, the fair value net of the unrecognized day 1 loss was $28,888. As a result of the change in fair value, during the three and six month period ended September 30, 2025, the Company recorded a fair value loss of $5,138 in the condensed interim consolidated statements of loss and comprehensive loss as “Fair value loss on financial instruments”, including the recognition of the deferred day 1 loss of $674.

The continuity of the fair value of the Convertible Debentures for the six months ended September 30, 2025, is as follows:

$
Balance as at March 31, 2025	—
Convertible debentures Issued, net of prepaid interest	44,500
Convertible debentures converted	(20,750)
Change in fair value	5,138
Balance as at September 30, 2025	28,888

The Convertible Debentures are classified as a Level 3 financial instrument in the fair value hierarchy under IFRS 13.
7.    SHARE CAPITAL
a)Authorized share capital
The authorized share capital of Cybin consists of an unlimited number of Common Shares and an unlimited number of preferred shares without par value. The board of directors of Cybin would determine the designation, rights, privileges, and conditions attached to any preferred shares prior to issuance.
b)Issued share capital
During the six months ended September 30, 2025, the Company completed the following share issuances:

The Company sold 1,422,423 Common Shares at an average price of $7.36 per Common Share for aggregate gross proceeds of $10,465 under an at-the-market equity program (the “2025 ATM Program”) established on February 10, 2025 that allows the Company to issue and sell up to US$100,000 of Common Shares from treasury to the public, from time to time. Distributions of Common Shares under the 2025 ATM Program are made pursuant to the terms and conditions of an at-the-market equity distribution agreement (the “2025

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those otherwise stated in CAD, Euros and Great Britain pounds which are in thousands.)

Distribution Agreement”) dated February 10, 2025, among the Company, Cantor Fitzgerald Canada Corporation and Cantor Fitzgerald & Co. The 2025 ATM Program was effective until September 17, 2025 when it was terminated in accordance with the terms of the 2025 Distribution Agreement.

Common Share issuance costs related to the 2025 ATM Program for the period were $332.

High Trail converted $20,750 of the Convertible Debentures into 3,069,555 Common Shares at an average conversion price of $6.7599 representing the VWAP of the Common Shares for the five trading days immediately prior to each conversion. Common Share issuance costs related to conversion of the Convertible Debentures for the period were $26.

Preferred Shares
As at September 30, 2025, the Company had no preferred shares outstanding.

Cybin US Class B Shares

Number of Class B Shares
Balance as at March 31, 2025	36,084.7
Cancelled	(36,084.7)
Balance as at September 30, 2025	—
Effective August 20, 2025, the remaining 36,084.7 class B common shares of Cybin US (“Class B Shares”) were cancelled. The Class B shares had been exchangeable for a total of 9,496 Common Shares and the Company's consolidated financial statements had reflected the issued Class B Shares on an as-converted basis. As a result of the cancellation, $373 was reclassified from "share capital" to "contributed surplus" on the condensed interim consolidated statements of financial position and changes in shareholders equity. As at September 30, 2025, no Class B Shares were outstanding.
c)Warrants

The continuity of the outstanding warrants for the six months ended September 30, 2025, is as follows:

	Number of Warrants	Weighted average exercise price[1]
		$
Common Share Purchase Warrants
As at March 31, 2025	2,796,197	16.72
Issued	—	—
Exercised	—	—
Expired	—	—
Outstanding as at September 30, 2025	2,796,197	16.75
Exercisable as at September 30, 2025	2,796,197	16.75
1Certain warrants were issued in CAD, the weighted average exercise price is calculated using the closing exchange rate in effect as at the respective dates.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those otherwise stated in CAD, Euros and Great Britain pounds which are in thousands.)

The following summarizes information about warrants outstanding as at September 30, 2025:

Date of Expiry	Warrants outstanding	Warrants exercisable	Weighted average exercise price	Estimated issue date fair value $	Weighted average remaining contractual life Years
August 4, 2028	635,887	635,887	$15.20	3,184	2.84
May 14, 2029	1,754,386	1,754,386	$19.38	12,419	3.62
June 15, 2030	336,843	336,843	C$9.50	2,707	4.71
August 20, 2030	38,818	38,818	C$24.32	651	4.89
November 15, 2030	30,263	30,263	C$9.50	233	5.13
	2,796,197	2,796,197		19,194	3.61
d) Stock options
On November 5, 2020, Cybin adopted an equity incentive plan ("Equity Incentive Plan"). Under the Equity Incentive Plan, the board of directors may grant share-based awards to acquire such number of Common Shares as is equal to up to 20% of the total number of issued and outstanding Common Shares at the time such awards are granted. Awards granted under the plan vest over a period of time at the discretion of the board of directors. On August 27, 2024, the board of directors and the shareholders re-approved the equity incentive plan and approved certain amendments to the plan, including an increase to the fixed number of Incentive Stock Options (as defined in the plan), certain changes to the board of directors' authority to amend existing awards, and certain other housekeeping amendments.

The changes in options for the six months ended September 30, 2025 are as follows:

	Number of Options	Weighted average exercise price
		C$
As at March 31, 2025	3,956,684	15.23
Granted	148,800	10.64
Exercised	(7,894)	9.50
Forfeited/Expired	(109,980)	19.73
Outstanding as at September 30, 2025	3,987,610	14.95
Exercisable as at September 30, 2025	3,759,044	15.07
On August 15, 2025, the Company granted options to purchase up to 80,000 Common Shares to certain consultants. The options have an exercise price of C$11.00 per Common Share, expire on August 15, 2035, and vest over two years. The aggregate estimated grant date fair value was determined to be $472, calculated using the Black-Scholes option pricing model with the following assumptions:

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those otherwise stated in CAD, Euros and Great Britain pounds which are in thousands.)

Risk-free interest rate	3.46%
Expected annual volatility, based on historical share price of the Company	82.77%
Expected life (in years)	10
Expected dividend yield	0.00%
Unvested forfeiture rate	0% to 2.9%
CAD/USD exchange rate on date of grant	0.7243
Share price	C$	9.81
Exercise price	C$	11.00
On August 15, 2025, the Company granted options to purchase up to 53,800 Common Shares to certain employees of the Company. The options have an exercise price of C$10.00 per Common Share, expire on August 15, 2035, and vest over two years. The aggregate estimated grant date fair value was determined to be $321, calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.46%
Expected annual volatility, based on historical share price of the Company	82.77%
Expected life (in years)	10
Expected dividend yield	0.00%
Unvested forfeiture rate	0% to 3.0%
CAD/USD exchange rate on date of grant	0.7243
Share price	C$	9.81
Exercise price	C$	10.00
On August 29, 2025, the Company granted options to purchase up to 15,000 Common Shares to a consultant. The options have an exercise price of C$11.00, per Common Share, expire on August 29, 2035, and vest over two years. The aggregate estimated grant date fair value was determined to be $94 calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.38%
Expected annual volatility, based on historical share price of the Company	82.54%
Expected life (in years)	10
Expected dividend yield	0.00%
Unvested forfeiture rate	0% to 2.9%
CAD/USD exchange rate on date of grant	0.7277
Share price	C$	10.32
Exercise price	C$	11.00
During the six months ended September 30, 2025, 7,894 options were exercised by various holders for aggregate proceeds to the Company of $53.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those otherwise stated in CAD, Euros and Great Britain pounds which are in thousands.)

The following summarizes information about stock options outstanding on September 30, 2025:

Date of Expiry	Number of options outstanding	Number of options exercisable	Exercise price C$	Estimated issue date fair value	Weighted average remaining life Years
November 4, 2025	25,000	25,000	28.50	354	0.10
November 15, 2025	9,869	9,869	28.50	76	0.13
November 15, 2025	5,263	5,263	34.58	37	0.13
December 11, 2025	5,263	5,263	56.24	147	0.20
December 14, 2025	2,829	2,829	66.12	91	0.21
December 31, 2025	2,500	2,500	13.11	20	0.25
December 31, 2025	3,947	3,947	16.72	37	0.25
December 31, 2025	5,263	5,263	21.28	55	0.25
February 15, 2026	1,974	1,974	77.14	76	0.38
March 10, 2026	5,725	5,725	52.82	151	0.44
March 15, 2026	7,895	7,895	58.90	250	0.45
March 29, 2026	987	987	50.16	25	0.49
March 31, 2026	157,474	157,474	13.11	1,246	0.50
March 31, 2026	3,339	3,339	16.72	31	0.50
March 31, 2026	986	986	21.28	10	0.50
June 28, 2026	4,475	4,475	110.20	246	0.74
September 26, 2026	25,657	25,657	30.02	306	0.99
November 15, 2026	13,158	13,158	27.17	110	1.13
December 31, 2026	1,842	1,842	13.11	14	1.25
December 31, 2026	3,947	3,947	16.72	37	1.25
December 31, 2026	1,974	1,727	21.28	20	1.25
December 31, 2026	32,896	32,896	57.00	940	1.25
March 4, 2027	526	526	42.94	11	1.42
March 8, 2027	10,526	10,526	38.76	205	1.43
June 30, 2028	254,265	254,265	16.72	2,361	2.75
September 26, 2028	2,632	2,632	30.02	41	2.99
March 20, 2029	526	526	21.28	6	3.47
April 5, 2029	230,267	201,465	21.28	2,354	3.51
June 30, 2032	7,895	7,895	34.20	124	6.75
August 15, 2034	2,894,810	2,872,212	13.11	22,854	8.87
November 27, 2034	80,100	42,133	14.37	544	9.16
March 7, 2035	35,000	26,250	10.45	197	9.43
August 15, 2035	53,800	6,723	10.00	81	9.87
August 15, 2035	80,000	10,000	11.00	120	9.87
August 29, 2035	15,000	1,875	11.00	21	9.91
	3,987,610	3,759,044		33,198	7.52

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those otherwise stated in CAD, Euros and Great Britain pounds which are in thousands.)

The Company recognized share-based payments expense related to the issuance of stock options for the three and six months ended September 30, 2025 of $377 and $1,130 (2024 - $24,530 and $27,434), respectively.
The outstanding options and warrants disclosed above were anti-dilutive for the three and six months ended September 30, 2025 and 2024 and did not impact the calculation of the loss per share.
8. RELATED PARTY TRANSACTIONS AND BALANCES
Key management personnel include persons having the authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined its key management personnel to be certain executive officers and directors of the Company.
The remuneration of key management personnel for the three and six months ended September 30, 2025 and 2024 are as follows:

	Three month period ended September 30,		Six month period ended September 30,
	2025	2024	2025	2024
		Restated - Note 2		Restated - Note 2
	$	$	$	$
Payroll, consulting and benefits[1]	2,286	1,056	3,258	3,036
Share-based compensation
Options	(68)	15,194	189	15,863
Warrants	—	908	—	908
Total	2,218	17,158	3,447	19,807
1 For the three months ended on September 30, 2025, includes $2,139 presented in the condensed interim consolidated statement of loss and comprehensive loss as a part of “General and administrative costs” and $147 presented in the condensed interim consolidated statement of loss and comprehensive loss as a part of “Research”. For the six months ended on September 30, 2025, includes $3,028 presented in the condensed interim consolidated statement of loss and comprehensive loss as a part of “General and administrative costs” and $230 presented in the condensed interim consolidated statement of loss and comprehensive loss as a part of “Research”.
9. RESEARCH EXPENSES

	Three month period ended September 30,		Six month period ended September 30,
	2025	2024	2025	2024
		Restated - Note 2		Restated - Note 2
	$	$	$	$
Advancement of development programs	15,192	4,233	27,287	7,620
Payroll and benefits	3,016	1,628	5,612	3,783
Lab and administration	318	510	598	632
Professional and consulting fees	324	311	348	524
Total	18,850	6,682	33,845	12,559

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those otherwise stated in CAD, Euros and Great Britain pounds which are in thousands.)

10. GENERAL AND ADMINISTRATIVE EXPENSES

	Three month period ended September 30,		Six month period ended September 30,
	2025	2024	2025	2024
		Restated - Note 2		Restated - Note 2
	$	$	$	$
Capital market	3,833	7,043	6,492	8,948
Payroll and benefits	3,097	2,261	4,704	4,469
Professional and consulting fees	969	595	3,877	1,055
Office and administration	936	622	1,706	1,183
Business development	357	237	882	701
Investor relations and marketing media	349	677	730	1,073
Listing fees	126	58	152	132
Total	9,667	11,493	18,543	17,561
11. CONTRACTS, COMMITMENTS AND CONTINGENCIES
As at September 30, 2025, the Company had entered into agreements for various studies which may require the Company to spend up to an additional $103,947. The Company expects to pay this amount within the 24 months ending September 30, 2027, however the timing and certainty of the payments are contingent on availability of materials and successful completion of certain milestones. The Company has the right to cancel the studies at its discretion, in which case a cancellation fee may apply, however the Company is not liable to pay the full amount of the studies.
In addition to the above, during the year ended March 31, 2022, the Company entered into an exclusive license agreement with Mindset Pharma Inc. to acquire access to a number of classes of tryptamine-based molecules to support Company’s early-stage research programs and a fully-paid, perpetual non-exclusive license to a separate class of tryptamine-based molecules. Upon the successful completion of certain milestones contemplated in the exclusive license, the Company may have to pay additional consideration of up to $9,500. At the sole discretion of Cybin, the milestones may be paid in cash or in Common Shares, or a combination thereof, subject to the approval of Cboe Canada. Due to the nature of the arrangement, the timing and probability of future potential payments cannot be determined at this time, and no accrual has been recorded. Further, there is no assurance that the aforementioned milestones will be met at all. The agreement also contemplates a sales royalty of approximately 2% for all commercialized licensed products within the scope of the agreement.
The Company is party to certain employee and management contracts that contain severance obligations. These contracts contain clauses requiring additional payments to be made upon the occurrence of involuntary termination. As the likelihood of these events taking place is not determinable, no contingent liabilities have been recorded in the condensed interim consolidated financial statements.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those otherwise stated in CAD, Euros and Great Britain pounds which are in thousands.)

As of the September 30, 2025, no litigation or class proceedings have been commenced or certified. The Company is aware that certain U.S. plaintiff law firms have announced that they are investigating the Company following the Company’s news release dated September 2, 2025, announcing the resignation of the Company’s former chief executive officer. Should any litigation or class actions that the Company becomes involved in be unable to be resolved favourably or if any claims or litigation are determined against the Company, the Company’s financial position, operating results and the trading price of the Common Shares could be materially adversely affected.
In the normal course of business, the Company may be subject to legal proceedings and claims. As at September 30, 2025, there was no ongoing litigation and therefore no contingent liabilities have been recorded in the condensed interim consolidated financial statements.
12.    CAPITAL MANAGEMENT
The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue business opportunities and to maintain a flexible capital structure that optimizes the costs of capital at an acceptable risk. The Company’s intentions are to (i) provide financial capacity and flexibility in order to preserve its ability to meet its strategic objectives and financial obligations; (ii) maintain a capital structure which allows the Company to respond to changes in economic and marketplace conditions and affords the Company the ability to participate in new investments; (iii) optimize the use of its capital to provide an appropriate investment return to its shareholders equal with the level of risk; and (iv) maintain a flexible capital structure which optimizes the cost of capital at acceptable levels of risk.
The Company’s financial strategy is formulated and adapted according to market conditions in order to maintain a flexible capital structure that is consistent with its objectives and the risk characteristics of its underlying assets. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying assets. The Company maintains or adjusts its capital level to enable it to meet its objectives by raising capital through the issuance of securities.
The Company’s capital management objectives, policies and processes generally remained unchanged during the six months ended September 30, 2025.
The Company requires capital to fund existing and future operations. The Company’s policy is to maintain adequate levels of capital at all times.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those otherwise stated in CAD, Euros and Great Britain pounds which are in thousands.)

The Company’s capital structure includes the following:

As at	September 30, 2025	March 31, 2025
		Restated - Note 2
	$	$
Shareholders’ equity comprised of:
Share capital	353,587	344,949
Contributed surplus	32,153	32,626
Options reserve	33,198	36,262
Warrants reserve	19,194	20,493
Accumulated other comprehensive income (loss)	736	(13,940)
Deficit	(299,872)	(255,393)
Total	138,996	164,997

13.    FINANCIAL INSTRUMENTS
The Company’s financial instruments are exposed to certain financial risks, which include currency risk, credit risk, liquidity risk and interest rate risk.
The Company has classified its financial instruments as follows:

As at	September 30, 2025	March 31, 2025
		Restated - Note 2
	$	$
Financial assets, measured at fair value:
Cash	83,752	93,922
Financial assets, measured at amortized cost:
Accounts receivable	711	491
Financial liabilities, measured at fair value:
Convertible debentures	28,888	—
Financial liabilities, measured at amortized cost:
Accounts payable and accrued liabilities	13,362	14,900
The carrying value of the Company’s financial instruments approximate their fair value.
Fair value hierarchy of financial instruments
The Company has categorized its financial instruments that are carried at fair value, based on the priority of the inputs to the valuation techniques used to measure fair value, into a three-level fair value hierarchy as follows:
Level 1: Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market. The types of assets and liabilities classified as Level 1 generally included cash.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those otherwise stated in CAD, Euros and Great Britain pounds which are in thousands.)

Level 2: Fair value is based on quoted prices for similar assets or liabilities in active markets, valuation that is based on significant observable inputs, or inputs that are derived principally from or corroborated with observable market data through correlation or other means. Currently, the Company has no financial instruments that would be classified as Level 2.
Level 3: Fair value is based on valuation techniques that require one or more significant inputs that are not based on observable market inputs. These unobservable inputs reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability. The Convertible Debentures are classified as Level 3, refer to note 6 for further details.
There were no transfers between levels of the fair value hierarchy for the six months ended September 30, 2025.
Day 1 gains/losses
Upon acquisition of a financial instrument, the Company measures its fair value and compares this to the acquisition price. The difference is recognized as a gain or loss only if fair value is based on a quoted price in an active market or based on a valuation technique that uses only data from observable markets. As as September 30, 2025, the Company had an unrecognized day 1 loss on the Convertible Debentures of $526.
Financial risk management
Credit risk
Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash is exposed to credit risk. The Company reduces its credit risk on cash by placing these instruments with institutions of high creditworthiness. As at September 30, 2025 the Company’s maximum exposure to credit risk is the carrying value of its financial assets.
The Convertible Debentures measured at fair value through profit or loss are exposed to credit risk. The fair value of this liability reflects the Company’s own credit risk, which is considered in the valuation models. Changes in the Company’s creditworthiness can materially affect the fair value of this liability and consequently impact profit or loss.
Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by maintaining adequate cash balances to meet liabilities as they become due.
As at September 30, 2025, the Company had cash of $83,752 (March 31, 2025 - $93,922) in order to meet current liabilities. Current liabilities include accounts payable and accrued liabilities of $13,362 (March 31, 2025 - $14,900). All amounts are due within the next 12 months. Non-current liabilities include a hybrid convertible debt instrument, the Convertible Debentures, with a remaining contractual undiscounted cash outflow of $29,250 maturing on June 30, 2027. Although the Company expects a portion of the Convertible

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those otherwise stated in CAD, Euros and Great Britain pounds which are in thousands.)

Debentures to be converted to equity prior to maturity, the analysis below reflects the full contractual cash flow in accordance with IFRS 7.

Financial Liability	Due within 1 year	Due between 1 and 2 years	Due between 2 and 5 years	Total
	$	$	$	$
Accounts payable and accrued liabilities	13,362	—	—	13,362
Convertible Debentures	—	29,250	—	29,250
Total	13,362	29,250	—	42,612
Market risk
The significant market risks to which the Company is exposed are interest rate risk, equity price risk and currency risk.
Interest rate risk
Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. In seeking to minimize the risks from interest rate fluctuations, the Company manages exposure through its normal operating and financing activities. Assuming that all other variables remain constant, as at September 30, 2025, a 1% decline on the interest rate generated on cash would have resulted in a reduction of interest income of $718 over a one-year period.

The Company is also exposed to interest rate risk in relation to the outstanding Convertible Debentures. Although the Company has prepaid the interest and is not exposed to cash flow interest rate risk, changes in market interest rates may affect the fair value of the Convertible Debentures.
Equity price risk
The Company is exposed to equity price risk arising from the Convertible Debentures, which is convertible into Common Shares of the Company at a conversion price per Common Share equal to the lower of (a) $10.92, which is equal to 130% of the VWAP of the Common Shares on the day prior to the initial issuance of the Convertible Debentures, or (b) the VWAP of the Common Shares during the five trading days immediately prior to conversion. Equity price risk arises from potential fluctuations in the market price of the Company’s Common Shares, which directly impact the number of shares to be issued upon conversion and the fair value of the Convertible Debentures.
The fair value of the conversion feature of the Convertible Debentures is measured at fair value through profit or loss and is remeasured at each reporting date. Changes in the price per Common Share results in corresponding changes to the fair value of the Convertible Debentures.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those otherwise stated in CAD, Euros and Great Britain pounds which are in thousands.)

Currency risk
The Company is exposed to currency risk to the extent that monetary operational expenses are denominated in USD, CAD, EUR and GBP while the functional currency of USD is used for reporting. The Company has not entered into any foreign currency contracts to mitigate this risk.
At September 30, 2025 the Company had the following balances in monetary assets and monetary liabilities which are subject to fluctuation against USD:

Denominated in:	CAD $000's	GBP 000's	EUR 000's
Cash	705	383	306
Accounts payable and accrued liabilities	(1,347)	(267)	(105)
	(642)	116	201
Exchange rate	0.7183	1.3432	1.1725
Equivalent in United States dollars	(461)	156	236
Impact of 10% change in exchange rate	(46)	16	24

Such analysis excludes any indirect economic or geo-political effects of such currency fluctuations.
14. SUBSEQUENT EVENTS
Restricted share units

On October 1, 2025, the Company granted a total of 600,000 restricted share units ("RSUs") to certain directors and officers under its Equity Incentive Plan. The RSUs were granted at no cost to the recipients and are subject to varying vesting conditions as follows: 100,000 fully vest on November 20, 2025, and 500,000 vest in twelve equal installments over three years, subject to continued engagement or employment. Each RSU entitles the holder to receive one Common Share upon vesting.

On November 3, 2025, the Company granted a total of 3,564,440 RSUs to certain directors and officers of the Company under its Equity Incentive Plan. The RSUs were granted on the basis of the officers achieving certain performance conditions on October 31, 2025. The RSUs were granted at no cost to the recipients and vest in three equal tranches on the first, second, and third anniversary of the grant date, subject to acceleration upon satisfaction of certain performance-related conditions or other customary events.

Grant of stock options

On October 1, 2025, the Company granted options to purchase up to 200,000 Common Shares to consultants of the Company. The options have an exercise price of C$8.39 per Common Share, expire on October 1, 2035 and vest over two years.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those otherwise stated in CAD, Euros and Great Britain pounds which are in thousands.)

Convertible Debentures

During the period from October 1, 2025 to October 20, 2025, High Trail converted $9,100 of the Convertible Debentures into 1,515,301 Common Shares at an average conversion price of $6.01 representing the VWAP of the Common Shares for the five trading days immediately prior to each conversion. On November 3, 2025, the Company repaid the remaining balance outstanding of $20,150 and incurred early repayment fees of $2,615 resulting in a total cash repayment of $22,765. The Company accounted for the repayment as an extinguishment of the remaining Convertible Debentures under IFRS 9, derecognizing the liability in full.

Financing

On October 31, 2025, the Company completed a registered direct offering of 22,277,750 Common Shares and, in lieu of Common Shares to certain investors, 4,605,500 pre-funded Common Share purchase warrants (the "Pre-Funded Warrant") at a price of $6.51 per Common Share or Pre-Funded Warrant for aggregate gross proceeds of approximately $175,010 (the “Registered Direct Offering”).

Each Pre-Funded Warrant entitles the holder thereof to acquire one Common Share at a nominal exercise price. The Pre-Funded Warrants do not expire.

Each Common Share and each Pre-Funded Warrant is accompanied by 0.35 of one Common Share purchase warrant (each whole warrant, a “Warrant” and together with the Common Shares and Pre-Funded Warrants, the “Securities”). Each Warrant is exercisable to acquire one Common Share at a price of $8.14 per Common Share at any time prior to the earlier of: (i) June 30, 2027; (ii) thirty days following the publication by press release of topline data for the APPROACH trial of CYB003 in major depressive disorder; and (iii) thirty days following the date a press release is issued by the Company announcing exercise of its acceleration right, which right can only be exercised if the closing price of the Common Share on NYSE American is equal to or exceeds $19.53 per Common Share for any five consecutive trading days. The Company used a portion of the net proceeds from the Registered Direct Offering to repay the outstanding Convertible Debentures, and intends to use the remaining net proceeds to progress the Company’s CYB003, CYB004, and CYB005 programs, and for working capital and general corporate purposes.